================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                            _______________________

                               NYSE GROUP, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)


                                   62949W103
                                (CUSIP Number)

                               THOMAS J. MURPHY
                   C/O GENERAL ATLANTIC SERVICE CORPORATION
                               3 PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                           TEL. NO.: (203) 629-8600
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 MARCH 7, 2006
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------------                          ---------------------------
62949W103                                                           Page 2 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
62949W103                                                           Page 3 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 77, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
62949W103                                                           Page 4 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
62949W103                                                           Page 5 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
62949W103                                                           Page 6 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP-W Holdings, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
62949W103                                                           Page 7 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
62949W103                                                           Page 8 of 24
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     10,380,505
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      10,380,505
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,380,505
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
62949W103                                                           Page 9 of 24
---------------------------                          ---------------------------


ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of NYSE Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 11 Wall Street, 6th Floor, New York, New York 10005.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 77, L.P., a Delaware limited partnership ("GAP 77"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP-W Holdings, L.P., a Delaware limited partnership ("GAP-W"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), and GAPCO Management GmbH, a German corporation ("GmbH Management" and, collectively with GA, GAP 77, GAPCO II, GapStar, GAP-W and KG, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

         GA is the general partner of each of GAP 77 and GAP-W. GA is also the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford

---------------------------                          ---------------------------
62949W103                                                          Page 10 of 24
---------------------------                          ---------------------------


(President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William
O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip
P. Trahanas and Florian Wendelstadt (collectively, the "GA Managing Members"). The general partners of GAPCO II are GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is 151-152, 15th Floor, Maker Chambers VI, 220 Nariman Point, Mumbai 400 021, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Fourth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final

---------------------------                          ---------------------------
62949W103                                                          Page 11 of 24
---------------------------                          ---------------------------


order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 7, 2006, pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of April 20, 2005, as amended and restated as of July 20, 2005, and as amended as of October 20, 2005 and as of November 2, 2005, by and among the Company, the New York Stock Exchange, Inc. (the "NYSE"), Archipelago Holdings, Inc. ("Archipelago"), NYSE Merger Sub LLC, NYSE Merger Corporation Sub, Inc. and Archipelago Merger Sub, Inc., the NYSE and Archipelago completed a series of mergers, the net effect of which was that the NYSE and Archipelago became wholly-owned subsidiaries of the Company (the foregoing collectively, the "Merger"). Prior to the completion of the mergers described above, GA, GAP 77, GAPCO II, GapStar, GAP-W, KG and GmbH Management each owned of record, no shares of Common Stock, 7,193,963 shares of common stock of Archipelago, 605,064 shares of common stock of Archipelago, 129,835 shares of common stock of Archipelago, 2,437,604 shares of common stock of Archipelago, 14,039 shares of common stock of Archipelago and no shares of common stock of Archipelago. As a result of the closing of Merger on March 7, 2006 (the "Closing Date"), each share of common stock of Archipelago held by GAP 77, GAPCO II, GapStar, GAP-W and KG was converted into the right to receive one share of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in

---------------------------                          ---------------------------
62949W103                                                          Page 12 of 24
---------------------------                          ---------------------------


the open market or in private transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

         Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock.

         None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, GA, GAP 77, GAPCO II, GapStar, GAP-W, KG and GmbH Management each own of record, no shares of Common Stock, 7,193,963 shares of Common Stock, 605,064 shares of Common Stock, 129,835 shares of Common Stock, 2,437,604 shares of Common Stock, 14,039 shares of Common Stock and no shares of Common Stock, respectively, representing 0.0%, 4.58%, 0.38%, 0.08%, 1.55%, 0.01% and 0.0% of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that (i) GA is the general partner of GAP 77 and GAP-W, (ii) the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II are GA Managing Directors, (iii) GA is the sole member of GapStar and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 10,380,505 shares of Common Stock, or 6.6% of the Common Stock.

---------------------------                          ---------------------------
62949W103                                                          Page 13 of 24
---------------------------                          ---------------------------


         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 10,380,505 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Please see Item 3, which is hereby incorporated by reference. Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         As noted above, GA is authorized and empowered to vote and dispose of the securities held by GAP 77, GAP-W and GapStar and the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO II. The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH Management. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

---------------------------                          ---------------------------
62949W103                                                          Page 14 of 24
---------------------------                          ---------------------------


         On July 20, 2005, GAP 77, GAPCO II, GapStar, GAP-W and KG (collectively, the "GA Signatories") entered into an Amended and Restated Support and Lock-Up Agreement (the "Support Agreement") with the NYSE pursuant to which the GA Signatories agreed not to sell or transfer any shares of Common Stock during the three-year period following the Closing Date except as follows: (i) upon and following the first anniversary of the Closing Date, the GA Signatories will be able to sell or transfer one-third of the Locked-Up Shares, to the extent such amount of Locked-Up Shares have not previously been released as described in clause (iv) below, (ii) upon and following the second anniversary of the Closing Date, the GA Signatories will be able to sell or transfer another one-third of the Locked-Up Shares, to the extent such amount of Locked-Up Shares have not previously been released as described in clause
(iv) below, (iii) upon and following the third anniversary of the Closing Date, the GA Signatories will be able to sell or transfer the remaining one-third of the Locked-Up Shares, so that in any event the GA Signatories will be able to sell or transfer all Locked-Up Shares on and after the third anniversary of the Closing Date, and (iv) if the Company's Board of Directors releases from contractual transfer restrictions any shares of Common Stock that were issued in the Merger (other than those shares of Common Stock issued to GSP, LLC ("GSP"), an entity affiliated with Mr. Gerald D. Putnam), then a proportionate number of Locked-Up Shares that remain subject to the transfer restrictions described above will similarly be released.

         If the Company proposes to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), at any time following the Closing Date but prior to the expiration of the transfer restrictions described above in respect of an offering to be made for its own account, and the Company decides to permit

---------------------------                          ---------------------------
62949W103                                                          Page 15 of 24
---------------------------                          ---------------------------


certain of its stockholders to participate in such registered offering, then the GA Signatories will have the right to participate in the registered offering on a pro rata basis with the other stockholders of the Company participating in such registered offering. In addition, if the Company proposes to file a registration statement under the Securities Act at any time following the Closing Date but prior to the expiration of the transfer restrictions described above in respect of an offering to be made for the account of entities affiliated with The Goldman Sachs Group, Inc., consisting of GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P., or any holder of the Common Stock who was a member of the NYSE immediately prior to the mergers described above, then the GA Signatories will also have the right to participate in such registered offering on a pro rata basis with the other stockholders of the Company participating in such registered offering. If the GA Signatories have not had the right to participate in at least one offering on or prior to the first anniversary of the Closing Date, then the GA Signatories shall have the right (a "Registration Right"), exercisable once during the period between the first and second anniversaries of the Closing Date, to demand that the Company effect the registration under the Securities Act of all or any portion of the Common Stock held by the GA Signatories that are then no longer subject to the restrictions on transfer described above. If the GA Signatories have not had the right to participate in at least two offerings on or prior to the second anniversary of the Closing Date, then the GA Signatories shall have a Registration Right, exercisable once during the period between the second and third anniversaries of the Closing Date, to demand that the Company effect the registration under the Securities Act of all or any portion of the Common Stock held by the GA Signatories that are then no longer subject to the restrictions on transfer described above.

---------------------------                          ---------------------------
62949W103                                                          Page 16 of 24
---------------------------                          ---------------------------


Finally, the GA Signatories have a Registration Right, exercisable once during the period between the third and fourth anniversaries of the Closing Date, to demand that the Company effect the registration under the Securities Act of all or any portion of the Common Stock held by the GA Signatories that are then no longer subject to the restrictions on transfer described above. The foregoing summary of the Support Agreement is qualified in its entirety by reference to Exhibit 4 which is incorporated by reference herein.

         On October 20, 2005, the GA Signatories entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the NYSE and the Company providing for additional rights and obligations in connection with certain registration rights granted by the NYSE and the Company pursuant to the Support Agreement described above. Under the Registration Rights Agreement, the Company has the right to postpone effecting a registration requested by the GA Signatories pursuant to the Support Agreement for a period of time not to exceed 45 days if the Company determines in good faith that effecting the registration would materially and adversely affect an offering of securities of the Company (the preparation of which has already commenced) or would require the Company to disclose material non-public information (the disclosure of which during such period would not be in the best interests of the Company). The Company may not postpone such a registration more than twice during any period of 12 consecutive months.

         Pursuant to the Registration Rights Agreement, the GA Signatories will be liable for their portion of the registration and filing fees payable to the Securities and Exchange Commission in connection with any registered offering of the Company common stock effected pursuant to the Registration Rights Agreement (with such portion

---------------------------                          ---------------------------
62949W103                                                          Page 17 of 24
---------------------------                          ---------------------------


based on the number of shares of the Common Stock being sold by or on behalf of the GA Signatories in the offering). The Company will be liable for all other registration-related expenses of such offering, other than the underwriter's discounts and commissions related to the shares of the Common Stock sold by or on behalf of the GA Signatories in such offering, which discounts and commissions will be the responsibility of the GA Signatories. If any of the Company's stockholders participate in a registered offering with the GA Signatories, the Company may require such stockholders to pay for their portion of some or all of the expenses of such offering (with such portion based on the number of shares of the Common Stock being sold by or on behalf of such stockholders in the offering). If the Company imposes this requirement, the GA Signatories will be liable for their portion of the same registration expenses (with such portion based on the number of shares of the Common Stock being sold by or on behalf of the GA Signatories in the offering).

         The GA Signatories also have the right to participate in certain registered offerings of the Common Stock to the extent that such persons continue to hold the Common Stock subject to the transfer restrictions imposed by the Support Agreement. Specifically, if the Company proposes an offering of the Common Stock for its own account and decides to permit certain of its stockholders to participate in that registered offering, then the GA Signatories will also be entitled to participate in that registered offering pro rata with the other stockholders that are participating in the offering. Moreover, if the Company agrees to register an offering of the Common Stock for any stockholder who was a NYSE member immediately prior to the mergers contemplated by the Merger Agreement, then the GA Signatories will be entitled to participate in that offering on equal terms and pro rata with the other stockholders participating in the

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62949W103                                                          Page 18 of 24
---------------------------                          ---------------------------


offering. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit 5, which is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

               Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

               Exhibit 2: Power of Attorney dated January 3, 2006 appointing Thomas J. Murphy Attorney-in-Fact for GA.

               Exhibit 3: Power of Attorney dated January 3, 2006 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

               Exhibit 4: Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among NYSE, GAP 77, GAP-W, GapStar, GAPCO II and KG, incorporated herein by reference to
                                Exhibit 10.2 to Registration Statement No.
                                333-126780 of the Company filed on Form S-4.

               Exhibit 5: Registration Rights Agreement, dated as of October 19, 2005, by and among General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, NYSE Group, Inc. and NYSE filed as Exhibit 10.15 to Registration Statement No. 333-126780 of the NYSE Group, Inc. filed on Form S-4.

---------------------------                          ---------------------------
62949W103                                                          Page 19 of 24
---------------------------                          ---------------------------


                                  SIGNATURES
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 8, 2006

                                   GENERAL ATLANTIC LLC


                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GENERAL ATLANTIC PARTNERS 77, L.P.

                                   By:  General Atlantic LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GAP COINVESTMENT PARTNERS II, L.P.


                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GAP-W HOLDINGS, L.P.

                                   By:  General Atlantic LLC,
                                        Its general partner

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact

---------------------------                          ---------------------------
62949W103                                                          Page 20 of 24
---------------------------                          ---------------------------


                                   GAPSTAR, LLC

                                   By:  General Atlantic LLC,
                                        Its sole member

                                   By:  /s/ Thomas J Murphy
                                        ------------------------------
                                        Name:  Thomas J.Murphy
                                        Title: Attorney-in-Fact



                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO Management GmbH,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director



                                   GAPCO MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ------------------------------
                                        Name:  Matthew Nimetz
                                        Title: Managing Director